Filed pursuant to Rule 424B3
Reg File No. 333-117882

PROSPECTUS

NORFOLK SOUTHERN CORPORATION

Offer to Exchange

Up to $400,000,000 Outstanding Aggregate Principal Amount of
7.350% Notes Due 2007
(CUSIP No. 655844 AH 1)
for

Notes Due 2014
(CUSIP No. 655844 AV 2)

This Exchange Offer will expire at 5:00 p.m., New York City time, on September 14, 2004, unless extended by us (such date and time, as they may be extended, the "expiration date"). In order to be eligible to receive the early participation payment, holders of old notes must tender their old notes on or prior to 5:00 p.m., New York City time, on August 27, 2004, unless extended by us (such date and time, as they may be extended, the "early participation date").

The Exchange Offer

We are offering to holders of our outstanding 7.35% Notes Due May 15, 2007, the "old notes" or "outstanding notes," an opportunity to exchange into new notes due September 17, 2014, or the "new notes," in an aggregate principal amount to be determined in the manner set forth in this prospectus.

We will exchange up to $400,000,000 aggregate principal amount of the old notes for new notes. The exchange offer is subject to the condition that at least $150,000,000 aggregate principal amount of old notes be validly tendered and not withdrawn by the expiration of the exchange offer as well as certain other conditions. We may waive these conditions at our sole discretion. Subject to these and the other terms and conditions set forth herein:

If you validly tender old notes on or prior to the early participation date, and do not withdraw prior to the early participation date, you will receive for each $1,000 principal amount of old notes tendered and accepted:

•	A principal amount of our new notes equal to the total exchange price for the old notes tendered minus the early participation payment; plus

•	A cash amount equal to the early participation payment.

If you validly tender old notes after the early participation date but on or prior to the expiration date, and do not withdraw, you will receive for each $1,000 principal amount of old notes tendered and accepted:

•	A principal amount of our new notes equal to the total exchange price for the old notes tendered minus the early participation payment.

Determination of the Total Exchange Price

The total exchange price for the old notes (calculated on the second business day prior to the expiration date) is equal to the price per $1,000 principal amount of the old notes (as calculated herein and rounded to the nearest cent ) intended to result in a yield to maturity (the "exchange offer yield") on the "settlement date" equal to the sum of : (i) the fixed spread listed below, plus (ii) the bid-side yield on the reference U.S. Treasury Security listed below.

Security	Outstanding Principal Amount	Maturity Date	Bloomberg Page	Reference U.S. Treasury Security	Fixed Spread (in basis points)
7.350% Note Due 2007	$740,325,000	May 15, 2007	PX1	3.125% due May 15, 2007	+35

In addition, holders whose old notes are accepted for exchange will receive a cash payment representing accrued and unpaid interest to, but not including, the settlement date.

Early Participation Payment

We want to encourage holders to tender early. Accordingly, the total exchange price, for each $1,000 principal amount of old notes tendered and accepted, includes an early participation payment of $5.00, which payment shall be in cash, the "early participation payment." Only holders who validly tender their old notes on or prior to the early participation date and do not validly withdraw their tenders will receive the early participation payment. Holders who validly tender their old notes after the early participation date and do not validly withdraw their tenders will not receive the portion of the total exchange price attributable to the early participation payment.

The New Notes

The new notes will mature on September 17, 2014 and will bear interest at a rate per annum equal to the sum of (a) the yield on the 4.25% U.S. Treasury Note due August 15, 2014, as of 2:00 p.m., New York City time (as indicated on the Bloomberg screen page PX1), on the second business day prior to the expiration date, and (b) 1.10% (110 basis points).

Old notes tendered before the early participation date may be withdrawn at any time prior to the early participation date. Old notes tendered after the early participation date may be withdrawn at any time prior to the expiration date.

See the section entitled "Risk Factors" that begins on page 10 for a discussion of the risks that you should consider prior to tendering your outstanding notes for exchange.

The dealer manager for the exchange offer is:

Merrill Lynch & Co.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 16, 2004.

You should rely on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone does provide you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated by reference in this prospectus speak only as of the respective dates those documents were filed with Securities and Exchange Commission (the "SEC"). Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or incorporated by reference as exhibits to the Registration Statement (as defined herein) of which this prospectus is a part and you may obtain copies of those documents as described herein under "Where You Can Find More Information."

TABLE OF CONTENTS

PROSPECTUS SUMMARY	2
RISK FACTORS	10
FORWARD-LOOKING STATEMENTS	10
USE OF PROCEEDS	11
RATIO OF EARNINGS TO FIXED CHARGES	11
CAPITALIZATION	11
THE EXCHANGE OFFER	12
DESCRIPTION OF NEW NOTES	20
BOOK-ENTRY; DELIVERY AND FORM	26
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES	27
LEGAL MATTERS	30
EXPERTS	30
WHERE YOU CAN FIND MORE INFORMATION	30
INCORPORATION OF DOCUMENTS BY REFERENCE	31

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request to:

Three Commercial Place
Norfolk, Virginia 23510-2191
(757) 629-2680
Attention: Corporate Secretary

To obtain timely delivery, security holders must request the information incorporated by reference no later than five days prior to the expiration date.

There are no guaranteed delivery provisions provided for in conjunction with the exchange offer under the terms of this prospectus and the accompanying letter of transmittal. Tendering holders must tender their old notes in accordance with the procedures set forth under "The Exchange Offer— Procedures for Tendering Old Notes."

i

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the basic terms of the notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. Unless the context otherwise requires, references in this prospectus to "Norfolk Southern," "the Corporation," "we," "our," "ours" and "us" refer to Norfolk Southern Corporation and its consolidated subsidiaries.

Norfolk Southern Corporation

Norfolk Southern Corporation ("Norfolk Southern" or the "Corporation") is a Virginia-based holding company that in 1982 acquired control of Southern Railway Company ("Southern") and Norfolk and Western Railway Company ("N&W"). Effective December 31, 1990, Southern changed its name to Norfolk Southern Railway Company ("NSR"), and Norfolk Southern transferred all of the common stock of N&W to NSR (making N&W a wholly-owned subsidiary of NSR). Effective September 1, 1998, N&W was merged with and into NSR. NSR, with its consolidated subsidiaries, operates 21,500 route miles in 22 states, the District of Columbia and Ontario.

As more particularly detailed in the various filings we have incorporated by reference herein, Norfolk Southern and CSX Corporation ("CSX") secured the approval of the Surface Transportation Board ("STB"), successor to the Interstate Commerce Commission, to own and control Conrail Inc. ("Conrail"), the principal subsidiary of which is Consolidated Rail Corporation ("CRC"), a common carrier that offers rail transportation services in the Northeast. Through a jointly-owned entity, Norfolk Southern and CSX own the stock of Conrail. On June 1, 1999, Norfolk Southern and CSX, through their respective railroad subsidiaries, began operating separate portions of Conrail's rail routes and assets. Substantially all such assets are owned by two wholly-owned subsidiaries of CRC: Pennsylvania Lines LLC ("PRR") and New York Central LLC ("NYC"). PRR has entered into various operating and leasing arrangements with NSR and NYC has entered into various operating and leasing arrangements with CSX Transportation, Inc. ("CSXT"). Certain rail assets ("Shared Assets Areas") are still owned by CRC, which operates them for the joint and exclusive use of NSR and the rail subsidiary of CSX.

Norfolk Southern, CSX and Conrail are jointly seeking to reorganize Conrail ("Conrail Reorganization"). The transactions contemplated by the Conrail Reorganization have been more particularly described in various filings incorporated by reference herein and in the NSR registration statement on Form S-4 filed with the SEC on April 23, 2004, as amended. As a part of the proposed Conrail Reorganization, Conrail would undertake a restructuring of its existing unsecured and secured public indebtedness and would replace the operating agreements described above and allow NSR and CSXT to directly own and operate PRR and NYC, respectively. The Conrail Reorganization would not involve the Shared Assets Areas, which Conrail would continue to own, manage and operate as previously approved by the STB, and would have no effect on the competitive rail service provided in the Shared Assets Areas.

* * * *

Our executive offices are located at Three Commercial Place, Norfolk, Virginia 23510-2191, and our telephone number is (757) 629-2600.

Summary of the Exchange Offer

Background

The purpose of this exchange offer is to exchange up to $400,000,000 aggregate principal amount of the old notes for new notes. You should read the discussion under the headings "The Exchange Offer" and "Description of New Notes" for further information regarding the new notes to be issued in the exchange offer.

The old notes were issued on May 19, 1997 by Norfolk Southern. As of June 30, 2004, Norfolk Southern had old notes in the aggregate principal amount of $740,325,000 outstanding.

Securities Offered	Notes due 2014.

The Exchange Offer	We are offering to holders of our outstanding 7.35% Notes Due May 15, 2007, the "old notes" or "outstanding notes," an opportunity to exchange into new notes due September 17, 2014, or the "new notes," in an aggregate principal amount to be determined in the manner set forth in this prospectus. Subject to these and the terms and conditions described more fully herein:

If you validly tender old notes on or prior to the early participation date, and do not withdraw prior to the early participation date, you will receive for each $1,000 principal amount of old notes tendered and accepted:

•	A principal amount of our new notes equal to the total exchange price for the old notes tendered minus the early participation payment; plus

•	A cash amount equal to the early participation payment.
If you validly tender old notes after the early participation date but on or prior to the expiration date, and do not withdraw, you will receive for each $1,000 principal amount of old notes tendered and accepted:

•	A principal amount of our new notes equal to the total exchange price for the old notes tendered minus the early participation payment.

If old notes having an aggregate principal amount in excess of $400,000,000 are validly tendered and not withdrawn, we will accept for exchange up to $400,000,000 aggregate principal amount of old notes on a pro rata basis among the tendering holders.

You may tender your outstanding old notes for exchange by following the procedures described under the heading "The Exchange Offer."

Purpose of the Exchange Offer	The purpose of the exchange offer is to extend the maturity of a portion of our outstanding debt from May 15, 2007, the maturity date of the old notes, to September 17, 2014, the maturity date of the new notes.

Determination of the Total Exchange Price	The total exchange price for the old notes (calculated on the second business day prior to the expiration date) will be equal to the price per $1,000 principal amount of the old notes, (as calculated herein and rounded to the nearest cent) intended to result in a yield to maturity (the "exchange offer yield") on the settlement date equal to the sum of: (i) the yield to maturity on the 3.125% U.S. Treasury Note due May 15, 2007 (the "old bond benchmark treasury yield") and (ii) 35 basis points (in accordance with the formula set forth in Annex A hereto).

The yield to maturity on the 3.125% U.S. Treasury Note due May 15, 2007 (calculated in accordance with standard market practice) will be based on the bid side yield, as indicated on the Bloomberg screen page PX1 (or any recognized quotation source selected by the dealer manager in its sole discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous) at 2:00 p.m., New York City time, on the second business day prior to the expiration date, which we sometimes refer to as the "price determination date."

Early Participation Payment	We want to encourage holders to tender early. Accordingly, the total exchange price, for each $1,000 principal amount of old notes tendered, includes an early participation payment of $5.00, which payment shall be in cash. Holders who validly tender their old notes on or prior to the early participation date and do not validly withdraw their tenders will receive the early participation payment. Holders who validly tender their old notes after the early participation date and do not validly withdraw their tenders will not receive the portion of the total exchange price attributable to the early participation payment. See "The Exchange Offer – Terms of the Exchange Offer; Period for Tendering Old Notes."

Conditions of the Exchange Offer	We will exchange up to $400,000,000 aggregate principal amount of the old notes for new notes. The exchange offer is subject to the condition that at least $150,000,000 aggregate principal amount of old notes be validly tendered and not withdrawn by the expiration of the exchange offer as well as certain other conditions. We may waive these conditions at our sole discretion. See "The Exchange Offer – Conditions to the Exchange Offer."

Denomination on New Notes	New notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000. If, under the terms of the exchange offer, any tendering holder is entitled to receive new notes in a principal amount that is not an integral multiple of $1,000, we will round downward the amount of new notes to the nearest integral multiple of $1,000 and pay the difference in cash.

Tenders; Early Participation Date; Expiration Date; Withdrawal	In order to be eligible to receive the early participation payment, holders of old notes must tender their old notes on or prior to 5:00 p.m., New York City time, on August 27, 2004, unless extended by us. The exchange offer will expire at 5:00 p.m., New York City time, on September 14, 2004, unless we extend it. We will extend the duration of the exchange offer as required by applicable law, and may choose to extend it in order to provide additional time for holders of old notes to tender their notes for exchange.

Old notes tendered before the early participation date may be withdrawn at any time prior to the early participation date. Old notes tendered after the early participation date may be withdrawn at any time prior to the expiration date. If we decide for any reason not to accept any notes you have tendered for exchange, those notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See "The Exchange Offer— Procedures for Tendering Old Notes," and "—Withdrawal Rights" for a more complete description of the tender and withdrawal provisions.

Settlement Date	The settlement date of the exchange offer will be the third business day following the expiration date or as soon as practicable thereafter.

Certain U.S. Federal Income Tax Consequences	The exchange of old notes for new notes pursuant to the exchange offer should qualify as a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, pursuant to which you may recognize gain, but not loss, on such exchange. For a summary of certain U.S. federal income tax consequences of the exchange of old notes for new notes pursuant to the exchange offer see "Certain U.S. Federal Income Tax Consequences."

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent and Information Agent	Global Bondholder Services Corporation is serving as the exchange agent and information agent in connection with this exchange offer. The address and telephone numbers of Global Bondholder Services Corporation are listed on the back cover of this prospectus.

Dealer Manager	Merrill Lynch is serving as the dealer manager in connection with this exchange offer. The address and telephone number of the dealer manager are listed on the back cover of this prospectus.

Procedures for Tendering Outstanding Notes	If you wish to participate in the exchange offer and your old notes are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee through The Depository Trust Company ("DTC"), you may do so through the automated tender offer program of DTC. By participating in the exchange offer, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

If your old notes are registered in your name, you must deliver the certificates representing your old notes, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to the exchange agent, not later than the time the exchange offer expires. See "The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of New Notes."

Consequences of Failure to Exchange	Old notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, remain outstanding and will continue to be subject to their existing terms. See "Risk Factors—Consequences of Failure to Exchange." Following the completion of the exchange offer, we will have no obligation to exchange old notes for new notes.

The trading market for outstanding old notes not exchanged in the exchange offer may be more limited than it is at present. Therefore, if your old notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your unexchanged old notes.

The New Notes

Maturity	September 17, 2014

Interest Rate	110 basis points over the bid-side yield to maturity on the 4.25% U.S. Treasury due August 15, 2014 determined at 2:00 p.m., New York City time (as indicated on the Bloomberg screen page PX1), on the second business day prior to the expiration date.

Interest Payment Dates	Semi-annually on March 17 and September 17.

Rating	We expect the new notes to be rated Baa1 by Moody's and BBB by S&P.

Ranking	The 7.350% Notes are unsecured obligations of Norfolk Southern, and rank pari passu with all existing and future unsecured and unsubordinated indebtedness of Norfolk Southern.

Optional Redemption	Not redeemable prior to their maturity.

Comparison of Old Notes and New Notes

The following is a brief comparison of the principal features of the old notes and the new notes. The following descriptions are brief summaries, do not purport to be complete and are qualified in their entirety by reference, with respect to the old notes, to the old notes and the governing indenture of those notes and, with respect to the new notes, to the new notes and the governing indenture of those notes. The new notes will be issued under the Eighth Supplemental Indenture, to be dated as of the settlement date, to the senior indenture dated as of January 15, 1991, as supplemented by the First Supplemental Indenture, dated as of May 19, 1997, the Second Supplemental Indenture, dated as of April 26, 1999, the Third Supplemental Indenture, dated as of May 23, 2000, the Fourth Supplemental Indenture, dated as of February 6, 2001, the Fifth Supplemental Indenture, dated as of July 5, 2001, the Sixth Supplemental Indenture, dated as of April 30, 2002 and the Seventh Supplemental Indenture, dated as of April 30, 2002 (as amended or supplemented from time to time, the "Indenture") between Norfolk Southern Corporation and U.S. Bank Trust National Association, formerly known as First Trust of New York National Association, as successor Trustee (the "Trustee").

The new notes are a new series of debt securities under the Indenture. For further information regarding the new notes and for definitions of capitalized terms used with respect to the new notes but not otherwise defined in this summary, see "Description of New Notes."

	7.350% Notes	New Notes
Issuer	Norfolk Southern Corporation	Same.
Trustee	U.S. Bank Trust National Association	Same.
Aggregate Principal Amount	$740,325,000 outstanding.	To be determined, based on the principal amount of old notes validly tendered in the exchange offer.
Maturity	May 15, 2007.	September 17, 2014.
Interest Rate	7.350% per annum.	110 basis points over the bid-side yield to maturity on
the 4.25% U.S. Treasury due August 15, 2014 determined at 2:00 p.m., New York City time (as indicated on the Bloomberg screen page PX1), on the second business day prior to the expiration date.
Interest Payment Dates	Semi-annually on May 15 and November 15.	Semi-annually on March 17 and September 17.
Rating	As of the date hereof, the 7.350% Notes are rated Baa1 by Moody's and BBB by S&P.	We expect the new notes to be rated Baa1 by Moody's and BBB by S&P.

	7.350% Notes	New Notes
Ranking	The 7.350% Notes are unsecured obligations of Norfolk Southern, and rank pari pasu with all existing and future unsecured and unsubordinated indebtedness of Norfolk Southern.	Same.
Optional Redemption	The 7.350% Notes are not redeemable prior to their maturity.	Same.
Certain Covenants	The Indenture provides for certain limitations on (a) liens on stock or indebtedness of principal subsidiaries and (b) funded debt.	Same.
Consolidation, Mergers and Sales of Assets
	Norfolk Southern may not consolidate, merge, or sell substantially all its assets as an entirety, unless, among other requirements: (i) the successor corporation assumes Norfolk Southern's obligations on the 7.350% Notes and the Indenture; and (ii) after giving effect thereto, no Event of Default (as defined in the Indenture) has occurred and is continuing.	Same.
Events of Default – Cross Default	Default under any note or debenture or any other indebtedness for borrowed money in an aggregate principal amount in excess of $30,000,000 of Norfolk Southern or any Significant Subsidiary.	Same.

	7.350% Notes	New Notes
Acceleration	The trustee or the holders of 25% of the outstanding principal amount of the 7.350% Notes may declare, by a notice as provided for in the Indenture, the principal of the 7.350% Notes, to be due and payable immediately in the case of an Event of Default (as defined in the Indenture), which includes a default in the payment of principal or interest of the 7.350% Notes.	Same.
Defeasance	The Indenture is subject to defeasance under certain circumstances.	Same.
Change of Control	Norfolk Southern is not required to repurchase 7.350% Notes upon a change of control of Norfolk Southern.	Same.
Transfer Restrictions	Freely transferable under the Securities Act.	Same.
Sinking Fund	None.	None.

Risk Factors

See "Risk Factors" beginning on page 10 for a discussion of factors that should be considered by holders of outstanding notes before tendering their outstanding notes in the exchange offer.

RISK FACTORS

You should consider carefully the following risks and all of the information set forth in this prospectus or incorporated by reference herein before tendering your notes for exchange in the exchange offer.

Consequences of Failure to Exchange

After the consummation of the exchange offer there will likely be a more limited trading market for the old notes.

To the extent that old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for old notes that remain outstanding is likely to be more limited than it is at present. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for old notes that are not tendered and accepted for exchange pursuant to the exchange offer may be affected adversely to the extent that the principal amount of the old notes exchanged pursuant to the exchange offer reduces the float. A reduced float may also make the trading price of old notes that are not exchanged in the exchange offer more volatile.

Risks Relating to the New Notes

As with the old notes, claims of new note holders will be structurally subordinated to those of creditors of our subsidiaries.

We are a holding company and we conduct substantially all of our operations through our subsidiaries. We perform management, legal, financial, tax, consulting, administrative and other services for our subsidiaries. Our principal sources of cash are from external financings, dividends and advances from our subsidiaries, investments, payments by our subsidiaries for services rendered, and interest payments from our subsidiaries on cash advances. The amount of dividends available to us from our subsidiaries largely depends upon each subsidiary's earnings and operating capital requirements. The ability of our subsidiaries to make any payments to us will depend on our subsidiaries' earnings, business and tax considerations and legal restrictions.

As a result of our holding company structure, the new notes and the old notes effectively rank junior to all existing and future debt, trade payables and other liabilities of our subsidiaries. Any right of Norfolk Southern and our creditors to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors, except to the extent that we may ourselves be a creditor of such a subsidiary.

You cannot be sure that an active trading market will develop for the new notes.

There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be, nor can we make any assurances regarding the ability of new note holders to sell their new notes, the amount of new notes to be outstanding following the exchange offer or the price at which the new notes might be sold. As a result, the market price of the new notes could be adversely affected.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by the use of words like "believe," "expect," "anticipate" and "project." Forward-looking statements reflect management's good-faith evaluation of information currently available. However, such statements are dependent on and, therefore, can be influenced by, a number of external variables over which management has little or no control, including: domestic and international economic conditions; the business environment in industries that produce and consume rail freight; competition and consolidation within the transportation industry; fluctuation in prices of key materials, in particular diesel fuel; labor difficulties, including strikes and work stoppages; legislative and regulatory developments; changes in securities and capital markets; and natural events such as severe weather, floods and earthquakes. Forward-looking statements are not, and should not be relied upon as, a guaranty of future performance or results. Nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements. Forward-looking statements speak only as of the date they are made, and Norfolk Southern undertakes no obligation to update or revise them.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the new notes in exchange for the outstanding notes. Any old notes that are properly tendered and exchanged pursuant to this exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of computing each ratio of earnings to fixed charges, "earnings" represents income before income taxes, plus interest expenses (including a portion of rental expenses representing an interest factor) and subsidiaries' preferred dividend requirements, less the equity in undistributed earnings of 20%-49% owned companies, net of dividends. "Fixed charges" represents interest expenses (including a portion of rental expense representing an interest factor) plus capitalized interest and subsidiaries' preferred dividend requirements on a pretax basis.

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	2.85	2.01	2.08	1.83	1.40	1.53

CAPITALIZATION

The following information sets forth our consolidated capitalization as of June 30, 2004. You should read this along with the historical financial statements and accompanying notes that we included in our 2003 Annual Report on Form 10-K for the year ended December 31, 2003 and in our quarterly report on Form 10-Q for the period ended June 30, 2004, which are incorporated by reference into this prospectus. See "Where You Can Find More Information."

June 30, 2004
(Dollars in million)
Long-term debt, including current maturities (a)	$6,847
Total stockholders' equity	7,355
Total capitalization	$14,202
Total debt to total capitalization	48.2%

(a)	Excluding notes payable to Conrail.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

We will exchange up to $400,000,000 aggregate principal amount of the old notes for new notes. The exchange offer is subject to the condition that at least $150,000,000 aggregate principal amount of old notes be validly tendered and not withdrawn by the expiration of the exchange offer as well as certain other conditions. We may waive these conditions at our sole discretion. Subject to these and the other terms and conditions set forth herein:

If you validly tender old notes on or prior to the early participation date, and do not withdraw prior to the early participation date, you will receive for each $1,000 principal amount of old notes tendered and accepted:

•	A principal amount of our new notes equal to the total exchange price for the old notes tendered minus the early participation payment; plus

•	A cash amount equal to the early participation payment.

If you validly tender old notes after the early participation date but on or prior to the expiration date, and do not withdraw, you will receive for each $1,000 principal amount of old notes tendered and accepted:

•	A principal amount of our new notes equal to the total exchange price for the old notes tendered minus the early participation payment.

We want to encourage holders to tender early. Accordingly, the total exchange price, for each $1,000 principal amount of old notes tendered, includes an early participation payment of $5.00, which payment shall be in cash. Holders who validly tender their old notes on or prior to the early participation date and do not validly withdraw their tenders will receive the early participation payment. Holders who validly tender their old notes after the early participation date and do not validly withdraw their tenders will not receive the portion of the total exchange price attributable to the early participation payment.

New notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000. If, under the terms of the exchange offer, any tendering holder is entitled to receive new notes in a principal amount that is not an integral multiple of $1,000, we will round downward the amount of new notes to the nearest integral multiple of $1,000 and pay the difference in cash.

As of June 30, 2004, $740,325,000 principal amount of old notes were outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date hereof, to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain obligations as set forth under "—Conditions to the Exchange Offer."

Assuming we have not previously elected to terminate this exchange offer, for any or no reason, in our sole and absolute discretion and subject to the conditions listed below, we will exchange up to $400,000,000 aggregate principal amount of the old notes for new notes, subject to the requirement that we receive valid tenders, not validly withdrawn prior to the expiration date, of at least $150,000,000 aggregate principal amount of old notes. If old notes having an aggregate principal amount of more than $400,000,000 are validly tendered and not withdrawn, we will accept for exchange only old notes in an aggregate principal amount up to $400,000,000 aggregate principal amount on a pro rata basis among the tendering holders.

We expressly reserve the right, at any time, in our absolute discretion, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any old notes, by giving written notice of such extension to the holders thereof as described below. We will extend the duration of the exchange offer as required by applicable law, and may choose to extend it in order to provide additional time for holders of old notes to tender their notes for exchange. During any such extension, all old notes previously tendered and not withdrawn will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. In accordance with Rule 143-1 under the Exchange Act, if we elect to increase or decrease the amount of old notes sought, the consideration offered, or the dealer manager's soliciting fees, this exchange offer will remain open for at least ten business days from the date that the notice of such change is first published or sent to holders of the old notes.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under "—Conditions to the Exchange Offer." We will give prompt written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Holders whose old notes are accepted for exchange will receive a cash payment representing accrued and unpaid interest to, but not including, the settlement date.

Determination of the Total Exchange Price

The total exchange price for the old notes (calculated on the second business day prior to the expiration date) will be equal to the price per $1,000 principal amount of the old notes (as calculated herein and rounded to the nearest cent) intended to result in a yield to maturity (the "exchange offer yield") on the settlement date equal to the sum of: (i) the yield to maturity on the 3.125% U.S. Treasury Note due May 15, 2007 (the "old bond benchmark treasury yield") and (ii) 35 basis points (in accordance with the formula set forth in Annex A hereto). In addition, holders whose old notes are accepted for exchange will receive a cash payment representing accrued and unpaid interest to, but not including, the settlement date.

The yield to maturity on the 3.125% U.S. Treasury Note due May 15, 2007 (calculated in accordance with standard market practice) will be based on the bid side yield, as indicated on the Bloomberg screen page PX1 (or any recognized quotation source selected by the dealer manager in its sole discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous) at 2:00 p.m., New York City time, on the second business day prior to the expiration date, which we sometimes refer to as the "price determination date."

The dealer manager will calculate the exchange offer yield, the total exchange price and accrued interest, and its calculations will be final and binding absent manifest error. We will publicly announce the exchange offer yield and total exchange price for the old notes promptly after they are determined by the dealer manager.

You can obtain recently calculated hypothetical quotes of the yield of the reference U.S. Treasury Security, the hypothetical exchange offer yield and the total exchange price for the old notes prior to the pricing time, and can obtain the actual yield on the reference U.S. Treasury Security, exchange offer yield and the total exchange price for the old notes after the pricing time, by contacting the Liability Management Group at the dealer manager at (888) 654-8637 or collect (212) 449-4914. Although the dealer manager will calculate the total exchange price for the old notes based solely on the yield on the corresponding reference U.S. Treasury Security, as described above, you can also find information regarding the closing yield to maturity of the U.S. Treasury Security on any trading day in The Wall Street Journal and The New York Times.

Illustrative Example

The information provided in the following table is for illustrative purposes only, and we make no representation with respect to the actual consideration that may be paid pursuant to the exchange offer. The exchange offer yield and total exchange price may be greater or less than that shown in the following table, depending on the yield on the U.S. Treasury Security as of the price determination date.

The following illustrates, for each old note, the hypothetical exchange offer yield and total exchange price per $1,000 principal amount of old notes, a settlement date of September 17, 2004 and reference U.S. Treasury Security yields as of 2.00 p.m., New York City time, on August 13, 2004. Please see Annex A, attached hereto, for further pricing details.

Security	Maturity Date	Bloomberg Page	Reference U.S. Treasury Security	Reference U.S. Treasury Security Yield as of 2:00 p.m.	Fixed Spread (in basis points)
7.350% Note Due 2007	May 15, 2007	PX1	3.125% due May 15, 2007	2.744%	+35

Exchange offer yield: 3.094%
Total exchange price: $1,107.86
Early participation payment (to be paid in cash): $5.00

Formula:
(total exchange price) – (early participation payment) = Principal Amount of New Notes ($1,102.86)

Example A:    Investor tenders $10,000,000 of old notes on or prior to the early participation date and receives:

Principal amount of new notes equal to: $11,028,000.00
Cash in lieu of fractional par amount of new notes: $600.00
Early participation payment of: $50,000.00

Example B:    Investor tenders $10,0000,000 of old notes after the early participation date but on or prior to the expiration date and receives:

Principal amount of new notes equal to : $11,028,000.00
Cash in lieu of fractional par amount of new notes: $600.00

Settlement Date

We will deliver the new notes and pay any cash amounts on the settlement date, which will be the third business day following the expiration date or as soon as practicable thereafter. We will not be obligated to deliver new notes or pay any cash amounts unless the exchange offer is consummated.

Procedures for Tendering Old Notes

The tender to us of old notes by you as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book-entry transfer, an agent's message in lieu of such letter of transmittal, to Global Bondholder Services Corporation, as exchange agent, at the address set forth on the back cover of this prospectus on or prior to the expiration date. In addition, either:

•	a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such old notes, if such procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer, as described below under "—Book-Entry Transfers," must be received by the exchange agent, on or prior to the expiration date, with the letter of transmittal or an agent's message in lieu of such letter of transmittal, or

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal.

The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by regular U.S. mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

•	for the account of an Eligible Institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an Eligible Institution.

We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel's, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our or the exchange agent's interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.

If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

Absence of Dissenters' Rights

Holders of the old notes do not have any appraisal or dissenters' rights in connection with the exchange offers.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, up to $400,000,000 aggregate principal amount of the old notes validly tendered and not withdrawn and will issue the new notes promptly after acceptance of the old notes. See "— Conditions to the Exchange Offer." For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC,

•	a properly completed and duly executed letter of transmittal or an agent's message in lieu thereof, and

•	all other required documents.

Holders may submit all or part of their old notes currently held.

In the event that holders of old notes tender, in the aggregate, more than the maximum principal amount we are offering to exchange, we will accept for exchange only old notes in an aggregate principal amount up to the maximum principal amount we are offering to exchange on a pro rata basis among the tendering holders.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent's message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth on the back cover of this prospectus on or prior to the expiration date.

Withdrawal Rights

Old notes tendered before the early participation date may be withdrawn at any time prior to the early participation date. Old notes tendered after the early participation date may be withdrawn at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth on the back cover of this prospectus. This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn;

•	the old notes to be withdrawn (including the principal amount of such old notes); and

•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of such old notes:

(a)	there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission,

(1)	seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof, or

(2)	resulting in a material delay in our ability to accept for exchange or exchange some or all of the old notes pursuant to the exchange offer;

or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment might, directly or indirectly, result in any of the consequences referred to in clauses (1) or (2) above; or

(b)	there shall have occurred:

(1)	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market,

(2)	any limitation by a governmental agency or authority which may adversely affect our ability to complete the transaction contemplated by the exchange offer,

(3)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit, or

(4)	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; or

(c)	any change (or any development involving a prospective change) shall have occurred or be threatened in our business, properties, assets, liabilities, financial condition, operations, results of operations or prospects and our subsidiaries taken as a whole that, in our reasonable judgment, is or may be adverse to us, or we have become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the old notes or the new notes;

which in our reasonable judgment in any case, and regardless of the circumstances (including any action by us) giving rise to any such condition, makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

Additionally, notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if less than $150,000,000 of the outstanding principal amount of old notes are validly tendered and not withdrawn by expiration of the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement, of which this prospectus constitutes a part, or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the exchange offer. We will give holders notice of any amendments if required by applicable law.

Exchange Agent

Global Bondholder Services Corporation has been appointed as the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of old securities, or a beneficial owner's commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at the address and telephone number set forth on the back cover of this prospectus. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Information Agent

Global Bondholder Services Corporation has been appointed as the information agent for the exchange offer. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address and telephone number set forth on the back cover of this prospectus. Holders of old notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer. We will pay the information agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Dealer Manager

We have retained Merrill Lynch to act as dealer manager and financial advisor in connection with the exchange offer. We will pay a customary fee to the dealer manager for soliciting the exchange of old notes in the exchange offer. We will also reimburse the dealer manager for its reasonable out-of-pocket expenses. The obligation of the dealer manager to perform its functions is subject to customary conditions. We have agreed to indemnify the dealer manager against various liabilities under the federal securities laws. The dealer manager may contact holders of old notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the exchange offer to beneficial owners. At any given time, Merrill Lynch, Pierce, Fenner & Smith Incorporated may trade the old notes or other of our securities for its own account or for the accounts of its customers and, accordingly, may hold a long or short position in the old notes.

Merrill Lynch, Pierce, Fenner & Smith Incorporated has provided in the past, and/or is currently providing, other investment banking and financial advisory services to us and our affiliates. Merrill Lynch, Pierce, Fenner & Smith Incorporated may continue to provide various investment banking and other services to us, and our affiliates, for which it would receive customary compensation from us.

Questions regarding the terms of the exchange offer may be directed to the dealer manager at its address and telephone number listed below:

Merrill Lynch & Co.
4 World Financial Center
New York, New York 10080
Attention: Liability Management Group

(888) 654-8637 (toll free)
(212) 449-4906 (call collect)

From time to time, the dealer manager has provided us with investment banking and other services for customary compensation.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the old notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by e-mail, facsimile transmission, telephone or in person by the dealer manager and the information agent, as well as by our officers and other employees and those of our affiliates. No additional compensation will be paid to any officers or employees who engage in soliciting exchanges. All other registration expenses, including fees and expenses of the Trustee under the Indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses will be paid by us.

Tendering holders of old notes will not be required to pay any fee or commission to the dealer manager. If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

Consequences of Failing to Exchange Old Notes

The trading market for outstanding notes not exchanged in the exchange offer may be more limited than it is at present. Therefore, if your old notes are not tendered and accepted in the exchange offer,it may become more difficult for you to sell or transfer your unexchanged old notes. See "Risk Factors—Consequences of Failure to Exchange."

DESCRIPTION OF NEW NOTES

The following description is a summary of certain material provisions of the Indenture. It does not restate the agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of these new notes. We have filed copies of the Indenture as an exhibit to the Registration Statement which includes this prospectus. Capitalized terms used herein but not defined have the meanings set forth in the Indenture.

The new notes will be issued under the Eighth Supplemental Indenture, to be dated as of the settlement date, to the senior indenture dated as of January 15, 1991, as supplemented by the First Supplemental Indenture, dated as of May 19, 1997, the Second Supplemental Indenture, dated as of April 26, 1999, the Third Supplemental Indenture, dated as of May 23, 2000, the Fourth Supplemental Indenture, dated as of February 6, 2001, the Fifth Supplemental Indenture, dated as of July 5, 2001, the Sixth Supplemental Indenture, dated as of April 30, 2002 and the Seventh Supplemental Indenture, dated as of April 30, 2002 (as amended or supplemented from time to time, the "Indenture") between Norfolk Southern Corporation and U.S. Bank Trust National Association, formerly known as First Trust of New York National Association, as successor Trustee (the "Trustee"). The new notes are a new series of debt securities under the Indenture.

The terms of the new notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). You can find the definitions of certain terms used in this description under the subheading "Certain Covenants."

General

The new notes will mature on September 17, 2014. The new notes will bear interest from the date of issuance, payable semiannually in arrears on March 17 and September 17, commencing on September 17, 2004, to the persons who are holders of record on the close of business on the immediately preceding March 1 and September 1.

The new notes will bear interest at a rate per annum equal to the sum of (a) the yield on the 4.25% U.S. Treasury Note due August 15, 2014, as of 2:00 p.m., New York City time (as indicated on the Bloomberg screen page PX1), on the second business day prior to the expiration date, and (b) 1.10% (110 basis points). The Trustee will authenticate and deliver the new notes.

Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or such Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in the city of New York are open for business.

Ranking

The new notes will be senior unsecured obligations of the Corporation and will rank equally with all of our other senior unsecured indebtedness. As of June 30, 2004, we had $5,891 million of outstanding senior indebtedness (none of which is secured indebtedness) not including the debt of our subsidiaries. Because we are a holding company, the new notes effectively will rank junior to all liabilities of our subsidiaries. As of June 30, 2004, total liabilities (other than intercompany liabilities) of our railroad subsidiaries were approximately $7,430 million and debt of our subsidiaries was approximately $956 million.

Redemption

The new notes are not redeemable prior to maturity.

Sinking Fund

The new notes are not subject to any sinking fund.

Certain Covenants

The Indenture contains the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the new notes offered hereby are outstanding.

Limitations on Liens on Stock or Indebtedness of Principal Subsidiaries

The Corporation will not, and will not permit any of its Subsidiaries to, create, assume, incur or suffer to exist any mortgage, pledge, lien, encumbrance, charge or security interest of any kind, other than a Purchase Money Lien, upon any stock or indebtedness, now owned or hereafter acquired, of any Principal Subsidiary, to secure any Obligation (other than the new notes) of the Corporation, any Subsidiary or any other person, without in any such case making effective provision whereby all of the outstanding new notes are secured on an equal and ratable basis with the obligations so secured. This restriction does not apply to any mortgage, pledge, lien, encumbrance, charge or security interest on any stock or indebtedness of a corporation existing at the time such corporation becomes a Subsidiary. This provision does not restrict any other property of the Corporation or its Subsidiaries. "Obligation" is defined as indebtedness for money borrowed or indebtedness evidenced by a bond, note, debenture or other evidence of indebtedness. "Purchase Money Lien" is defined as any mortgage, pledge, lien, encumbrance, charge or security interest of any kind upon any stock or indebtedness of any Principal Subsidiary acquired after the date any new notes are first issued if such Purchase Money Lien is for the purpose of financing, and does not exceed, the cost to the Corporation or any Subsidiary of acquiring the indebtedness of such Principal Subsidiary and such financing is effected concurrently with, or within 180 days after, the date of such acquisition. "Principal Subsidiary" is defined as NSR. "Subsidiary" is defined as an entity a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Corporation or one or more Subsidiaries, but does not include Conrail. The Indenture does not prohibit the sale by the Corporation or any Subsidiary of any stock or indebtedness of any Subsidiary.

Limitations on Funded Debt

The Indenture provides that the Corporation will not permit any Restricted Subsidiary to incur, issue, guarantee or create any Funded Debt unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Funded Debt of the Restricted Subsidiaries would not exceed an amount equal to 15% of Consolidated Net Tangible Assets. The limitation on Funded Debt will not apply to, and there will be excluded from Funded Debt in any computation under such restriction, Funded Debt secured by:

(1)	Liens on real or physical property of any corporation existing at the time such corporation becomes a Subsidiary;

(2)	Liens on real or physical property existing at the time of acquisition thereof incurred within 180 days of the time of acquisition thereof (including, without limitation, acquisition through merger or consolidation) by the Corporation or any Restricted Subsidiary;

(3)	Liens on real or physical property thereafter acquired (or constructed) by the Corporation or any Restricted Subsidiary and created prior to, at the time of, or within 270 days after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or the construction price) thereof;

(4)	Liens in favor of the Corporation or any Restricted Subsidiary;

(5)	Liens in favor of the United States of America, any State thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute;

(6)	Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from federal income taxation pursuant to Section 103(b) of the Internal Revenue Code of 1954, as amended;

(7)	Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Funded Debt if made and continuing in the ordinary course of business;

(8)	Liens incurred (no matter when created) in connection with the Corporation's or a Restricted Subsidiary's engaging in a leveraged or single-investor lease transaction; provided, however, that the instrument creating or evidencing any borrowings secured by such Lien will provide that such borrowings are payable solely out of the income and proceeds of the property subject to such Lien and are not a general obligation of the Corporation or such Restricted Subsidiary;

(9)	Liens under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of the Corporation or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety, repletion and appeal bonds to which the Corporation or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business, or Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens and Liens arising out of judgments or awards against the Corporation or any Restricted Subsidiary with respect to which the Corporation or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, or Liens for taxes not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by the Corporation or any Restricted Subsidiary, as the case may be, or minor survey exceptions, minor encumbrances, easement or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens on the use of real properties, which Liens, exceptions, encumbrances easements, reservations, rights and restrictions do not, in the opinion of the Corporation, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of the Corporation and its Restricted Subsidiaries;

(10)	Liens incurred to finance construction, alteration or repair of any real or physical property and improvements thereto prior to or within 270 days after completion of such construction, alteration or repair;

(11)	Liens incurred (no matter when created) in connection with a Securitization Transaction;

(12)	Liens on property (or any Receivable arising in connection with the lease thereof) acquired by the Corporation or a Restricted Subsidiary through repossession, foreclosure or liens proceeding and existing at the time of the repossession, foreclosure, or like proceeding;

(13)	Liens on deposits of the Corporation or a Restricted Subsidiary with banks (in the aggregate, not exceeding $50 million), in accordance with customary banking practice, in connection with the providing by the Corporation or a Restricted Subsidiary of financial accommodations to any Person in the ordinary course of business; or

(14)	any extension, renewal, refunding or replacement of the foregoing.

The definitions set forth below apply only to the foregoing limitations on Funded Debt.

"Consolidated Net Tangible Assets" means, at any date, the total assets appearing on the most recent consolidated balance sheet of the Corporation and Restricted Subsidiaries as at the end of the fiscal quarter of the Corporation ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, less (1) all current liabilities (due within one year) as shown on such balance sheet, (2) applicable reserves, (3) investments in and advances to Securitization Subsidiaries and Subsidiaries of Securitization Subsidiaries that are consolidated on the consolidated balance sheet of the Corporation and its Subsidiaries, and (4) Intangible Assets and liabilities relating thereto.

"Funded Debt" means (1) any indebtedness of a Restricted Subsidiary maturing more than 12 months after the time of computation thereof, (2) guarantees by a Restricted Subsidiary of Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (3) all preferred stock of such Restricted Subsidiaries, and (4) all Capital Lease Obligations (as defined in the Indenture) of a Restricted Subsidiary.

"Indebtedness" means, at any date, without duplication, (1) all obligations for borrowed money of a Restricted Subsidiary or any other indebtedness of a Restricted Subsidiary, evidenced by bonds, debentures, notes or other similar instruments, and (2) Funded Debt, except such obligations and other indebtedness of a Restricted Subsidiary and Funded Debt, if any, incurred as a part of a Securitization Transaction.

"Intangible Assets" means at any date, the value (net of any applicable reserves) as shown on or reflected in the most recent consolidated balance sheet of the Corporation and the Restricted Subsidiaries as at the end of the fiscal quarter of the Corporation ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, of: (1) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles; (2) organizational and development costs; (3) deferred charges (other than prepaid items, such as insurance, taxes, interest, commissions, rents, deferred interest waiver, compensation and similar items and tangible assets being amortized); and (4) unamortized debt discount and expense, less unamortized premium.

"Liens" means such pledges, mortgages, security interests and other liens, including purchase money liens, on property of the Corporation or any Restricted Subsidiary which secure Funded Debt.

"Receivables" mean any right of payment from or on behalf of any obligor, whether constituting an account, chattel paper, instrument, general intangible or otherwise, arising, either directly or indirectly, from the financing by the Corporation or any Subsidiary of the Corporation of property or services, monies due thereunder, security interests in the property and services financed thereby and any and all other related rights.

"Restricted Subsidiary" means each Subsidiary of the Corporation other than Securitization Subsidiaries and Subsidiaries of Securitization Subsidiaries.

"Securitization Subsidiary" means a Subsidiary of the Corporation (1) which is formed for the purpose of effecting one or more Securitization Transactions and engaging in other activities reasonably related thereto and (2) as to which no portion of the Indebtedness (as defined in the Indenture) or any other obligations (a) is guaranteed by any Restricted Subsidiary, or (b) subjects any property or assets of any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to any lien, other than pursuant to representations, warranties and covenants (including those related to servicing) entered into in the ordinary course of business in connection with a Securitization Transaction and inter-company notes and other forms of capital or credit support relating to the transfer or sale of Receivables or asset-backed securities to such Securitization Subsidiary and customarily necessary or desirable in connection with such transactions.

"Securitization Transaction" means any transaction or series of transactions that have been or may be entered into by the Corporation or any of its Subsidiaries in connection with or reasonably related to a transaction or series of transactions in which the Corporation or any of its Subsidiaries may sell, convey or otherwise transfer to (1) a Securitization Subsidiary or (2) any other Person, or may grant a security interest in, any Receivables or asset-backed securities or interest therein (whether such Receivables or securities are then existing or arising in the future) of the Corporation or any of its Subsidiaries, and any assets related thereto, including, without limitation, all security interests in the property or services financed thereby, the proceeds of such Receivables or asset-backed securities and any other assets which are sold in respect of which security interests are granted in connection with securitization transactions involving such assets.

Events of Default

Under the Indenture, an "event of default" includes the following:

•	failure to pay any principal or premium, if any, when due;

•	failure to pay any interest when due, and this failure continues for 30 days and the time for payment has not been extended or deferred;

•	failure to pay any sinking fund installment when due;

•	failure to perform any covenant in the Indenture, and the failure continues for 90 days;

•	acceleration of any indebtedness of the Corporation (or any "significant subsidiary" of the Corporation, as defined in the federal securities laws) in an aggregate principal amount that exceeds $30,000,000; and

•	certain events of bankruptcy, insolvency or reorganization.

If an event of default occurs and is continuing, either the Trustee or the holders of at least 25%, in aggregate principal amount, of the outstanding debt securities affected by the default, may notify the Corporation (and the Trustee, if notice is given by the holders) and declare that the unpaid principal, premium, and accrued interest, if any, is due and payable immediately. However, under certain circumstances, the holders of a majority in aggregate principal amount of outstanding debt securities may be able to rescind and annul this declaration for accelerated payment. The Corporation will furnish the Trustee with an annual statement that describes how the Corporation has performed its obligations under the Indenture, and that specifies any defaults that may have occurred.

Satisfaction and Discharge of Indenture

The Corporation may terminate its obligations with respect to a series of debt securities under the Indenture if:

•	all the outstanding debt securities have been delivered to the Trustee for cancellation;

•	the Corporation has paid all sums it is required to pay under the Indenture; or

•	the Corporation deposits with the Trustee sufficient funds, or the equivalent thereof, to cover payments due under the Indenture.

As a condition to defeasance, the Corporation must deliver to the Trustee an opinion of counsel to the effect that (i) the holders will not recognize gain or loss on such debt securities for federal income tax purposes solely as a result of the Corporation's defeasance, and (ii) the holders will be subject to federal income tax in the same amounts and at the same times as would have been the case if the Corporation's defeasance had not occurred. In the event of defeasance, holders of debt securities must look to the funds the Corporation has deposited with the Trustee to cover payments due under the Indenture.

Modification and Waiver

The Corporation and the Trustee may modify or amend the Indenture by obtaining the written consent of the individuals who hold at least a majority, in aggregate principal amount, of the outstanding debt securities of each series that is affected. However, certain changes can be made only with the consent of each holder of an outstanding series of debt securities. For example, each holder must consent to changes in:

•	the stated maturity date;

•	the principal, premium, or interest payments, if any;

•	the place or currency of any payment;

•	the rights of holders to enforce payment;

•	the percentage of outstanding debt securities of any series, if the consent of the holders of those debt securities is needed to modify, amend or waive certain provisions of the Indenture;

•	the conversion provisions of any convertible debt security; or

•	the subordination provisions.

The holders of a majority, in aggregate principal amount, of the outstanding debt securities of any series can consent, on behalf of the holders of the entire series, to waive certain provisions of the Indenture. In addition, these holders also can consent to waive any past default under the Indenture, except:

•	a default in any payments due; and

•	a default on an Indenture provision that can be modified or amended only with the consent of each holder of an outstanding debt security.

Consolidation, Merger and Sale of Assets

The Corporation cannot merge with, or sell, transfer or lease substantially all of its assets to, another corporation, without the consent of the holders of a majority, in aggregate principal amount, of the outstanding debt securities under the Indenture, unless:

•	the successor corporation is organized and existing under the laws of the United States and assumes the Corporation's obligations under the Indenture;

•	after giving effect to the transaction, no event of default (and no event which, after notice or lapse of time, would become an event of default) will have occurred and be continuing; and

•	the successor corporation executes a supplemental indenture that assumes the obligations of the Indenture, satisfies the Trustee, and provides the necessary opinions and certificates.

Since the Corporation is a holding company, if one of its subsidiaries distributes its assets as a result of a liquidation or recapitalization of that subsidiary, the rights of the Corporation, of the Corporation's creditors and of the holders of debt securities to participate in the subsidiary's distribution of assets will be subject to the prior claims of that subsidiary's creditors, except to the extent that the Corporation itself may be a creditor with prior claims enforceable against its subsidiary.

Form, Exchange and Transfer

Unless otherwise indicated in a supplemental indenture, the debt securities of each series will be issued only in fully registered form, without coupons, and in denominations of $100,000 and integral multiples of $1,000 thereof. Pursuant to the terms of the Eighth Supplemental Indenture, the new notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000. At the option of the holder, subject to the terms of the Indenture and the limitations on global securities described in a supplemental indenture, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount. Holders can exchange or register the transfer of their debt securities, in the manner prescribed by the Corporation or the Trustee, at the office of the Corporation's security registrar or transfer agent as designated by the Corporation. Unless the debt securities provide otherwise, there is no service charge to exchange or register the transfer of debt securities. However, the Corporation may require holders to pay any taxes or other governmental charges. The Corporation can designate additional transfer agents, terminate any transfer agent, or change the office through which a transfer agent acts, but the Corporation must maintain a transfer agent in each place where debt securities payments are made.

Concerning The Trustee

Unless the related supplemental indenture indicates otherwise, U.S. Bank Trust National Association will be the trustee under the Indenture, and will act as the security registrar and paying agent for the Corporation's debt securities.

The holders of a majority, in aggregate principal amount, of the debt securities of any series will have the right to direct the time, method and place to conduct any proceeding to exercise any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an event of default occurs (and is not cured) with respect to a series of debt securities, the Trustee will be required, in the exercise of its power, to use the same degree of care a prudent person would use in the conduct of that person's own affairs. Subject to this standard, the Trustee is not obligated to exercise any of its powers under the Indenture at the request of a debt securities holder, unless the holder offers to indemnify the Trustee against any loss, liability or expense, and then only to the extent required by the terms of the Indenture.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the new notes, create and issue further notes ranking pari passu with the new notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the new notes and have the same terms as to status, redemption or otherwise as the new notes.

Governing Law

The Indenture and the new notes will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act shall be applicable.

BOOK-ENTRY; DELIVERY AND FORM

The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and the transfers of interests in the global notes. Upon issuance, the notes will be issued only in the form of one or more definitive global securities which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for notes in definitive form under the limited circumstances described below, a global note may not be transferred except as a whole (1) by DTC to a nominee, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Ownership of beneficial interests in a global note will be limited to persons that have accounts with DTC for such global note ("participants") or persons that may hold interests through participants. Upon the issuance of a global note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the notes represented by such global note beneficially owned by such participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the global notes.

So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a global note will not be entitled to have notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of such notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or to take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal and interest payments on interests represented by a global note will be made to DTC or its nominee, as the case may be, as the registered owner of such global note. None of Norfolk Southern, the

Trustee or any other agent of Norfolk Southern or agent of the Trustee will have any responsibility or liability for any facet of the records relating to or payments made on account of beneficial ownership of interests. We expect that DTC, upon receipt of any payment of principal or interest in respect of a global note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such global note as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

If DTC is at any time unwilling or unable to continue as depository for the notes, and we fail to appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934 (the "Exchange Act") within 90 days, we will issue notes in definitive form in exchange for the respective global notes. Any notes issued in definitive form in exchange for the global notes will be registered in such name or names, and will be issued in denominations of $1,000 and integral multiples of $1,000, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the global notes.

DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain anticipated U.S. federal income tax consequences to beneficial holders whose old notes are tendered and accepted in the exchange offer. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder or to certain types of holders that may be subject to special tax rules (such as banks, tax-exempt entities, insurance companies, S corporations, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the new notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "functional currency" other than the U.S. dollar). The discussion is limited to exchanging holders who have held the old notes as "capital assets" within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and (i) who are (a) citizens or residents of the United States, (b) domestic corporations or (c) trusts if, with respect to such a trust, a court within the United States can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust or certain trusts that validly elected to be treated as domestic trusts or (ii) that otherwise are subject to U.S. federal income taxation on a net income basis with respect to the old notes. Further, this discussion assumes that a substantial amount of the new notes is considered to be "traded on an established market" for U.S. federal income tax purposes and that the fair market value of each new note, determined as of the issue date, will be equal to its stated principal amount. Because the law with respect to certain U.S. federal income tax consequences of the exchange offer is uncertain and no ruling has been or will be requested from the Internal Revenue Service (the "Service") on any U.S. federal income tax matter concerning the exchange offer, no assurances can be given that the Service or a court considering these issues will agree with the positions or conclusions discussed below.

HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE
CONSEQUENCES TO THEM OF THE EXCHANGE, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Payment for Accrued but Unpaid Interest.    The cash payment received by each holder for accrued but unpaid interest should be taxable to the holder as ordinary interest income in accordance with the holder's method of accounting for U.S. federal income tax purposes.

General.    The exchange of old notes for new notes should qualify as a tax-free recapitalization under Section 368(a)(1)(E) of the Code. Based on the foregoing:

•	a holder of old notes who exchanges such notes for new notes should recognize any gain (but not loss) realized on such old notes in an amount equal to the lesser of:

•	an amount equal to the excess, if any, of (i) the sum of (a) subject to the discussion below regarding the early participation payment, any early participation payment received with respect to such tendered old notes and (b) the stated principal amount of the new notes received in exchange for such old notes over (ii) the holder's adjusted tax basis in such old notes; or

•	an amount equal to the sum of (i) subject to the discussion below regarding the early participation payment, any early participation payment received with respect to such tendered old notes and (ii) the excess of (a) the stated principal amount of the new notes received in exchange for such old notes over (b) the stated principal amount of such old notes (such excess, the "excess principal amount").

Except as discussed below, gain recognized by an exchanging holder should be capital gain and should be long-term capital gain, if, at the time of the exchange, the holder's holding period for the old notes exceeded one year. Gain recognized by an exchanging holder should be treated as ordinary income to the extent of any market discount on the old notes exchanged that has accrued during the period that the exchanging holder held the old notes and that has not previously been included in income by the holder. Old notes generally should be considered to have been acquired with market discount if the stated principal amount of the old notes at the time of acquisition exceeded the holder's initial tax basis in the old notes by more than a statutory de minimis amount. Market discount accrues on a ratable basis unless the holder elects to accrue the market discount using a constant-yield method.

The gain calculation (as well as the holding period and tax basis calculations discussed below) should be made separately for each block of old notes exchanged, and a loss realized on one block of old notes may not be used to offset a gain recognized on another block of old notes. A holder's holding period for the portion of the new notes that is not attributable to excess principal amount should include such holder's holding period for the old notes exchanged therefor, but a holder's holding period for the portion of the new notes that is attributable to excess principal amount may not include such holder's holding period for the old notes exchanged therefor. The aggregate adjusted tax basis in the new notes received should be equal to the aggregate tax basis in the old notes exchanged therefor (i) subject to the discussion below regarding the early participation payment, reduced by any early participation payment received with respect to such tendered old notes and (ii) increased by the amount of any gain recognized by such holder on the exchange. The manner of allocating such aggregate adjusted tax basis in the new notes received among the individual new notes is not entirely clear under current law. Holders should consult their tax advisors in order to determine the holding period for and adjusted tax basis in the new notes received in the exchange offer.

Early Participation Payment Received in Connection with the Exchange of Old Notes for New Notes.    The U.S. federal income tax treatment of the receipt of the early participation payment upon the exchange of old notes for new notes is unclear because there are no authorities that directly address the treatment of such a payment. We intend to treat any early participation payment received by a holder in connection with the exchange of old notes for new notes as additional consideration received by such holder as part of the exchange. In the event that such early participation payment is not treated as additional consideration received by a holder as part of the exchange, such payment likely would be treated as a separate payment in the nature of a fee paid for such holder's early tender of old notes, and such holder likely would recognize ordinary income in the amount of such early participation payment.

Amortizable Bond Premium.    If a holder's adjusted tax basis in a new note immediately after the exchange exceeds the stated principal amount of such new note, the holder should be considered to have amortizable bond premium equal to such excess. The holder may elect to amortize this premium using a constant yield method over the term of the new note. A holder who elects to amortize bond premium may offset each interest payment on such new note by the portion of the bond premium allocable to such payment and must reduce its tax basis in such new note by the amount of the premium so amortized.

Market Discount.    Accrued market discount on old notes not previously treated as ordinary income by a holder (including, as described above, in connection with the exchange of old notes for new notes) should carry over to the new notes received in exchange therefor. A holder should be required to treat any gain on the sale, exchange, retirement or other taxable disposition (collectively, a "disposition") of a new note as ordinary income to the extent of the accrued market discount on the new note at the time of the disposition unless such market discount has been previously included in income by the holder pursuant to an election by the holder to include the market discount in income as it accrues, or pursuant to a constant yield election by the holder.

Disposition of a New Note.    In general, subject to the discussion above regarding market discount, a disposition of a new note should result in capital gain or loss equal to the difference between the amount realized (except to the extent such amount is attributable to accrued but unpaid interest on the new note, which amount should be taxable as ordinary interest income in accordance with such holder's method of accounting for U.S. federal income tax purposes) and the exchanging holder's adjusted tax basis in such new note immediately before such disposition (which should reflect any market discount previously included in income). When the new notes to be received by a holder are rounded downward to the nearest integral multiple of $1,000 and the difference (that is, the fractional new note) is paid by us in cash, we intend to treat the holder as having received the aggregate amount of new notes to which such holder otherwise would have been entitled and then having disposed of such fractional new note for cash.

Backup Withholding.    Under the backup withholding rules, payments of interest and payments of proceeds from any disposition of a new note may be subject to backup withholding tax unless the exchanging holder (i) is a corporation or comes within certain other exempt categories and demonstrates that fact when required or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts deducted and withheld should generally be allowed as a credit against the recipient's U.S. federal income tax liability, provided appropriate proof is provided under rules established by the Service. Moreover, certain penalties may be imposed by the Service on a recipient of payments that is required to supply information but that does not do so in the proper manner. Holders of new notes should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedures for obtaining such an exemption.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the new notes will be passed upon for Norfolk Southern by James A. Squires, Esq. Mr. Squires, in his capacity as Vice President — Law, is a participant in various employee benefit and incentive plans, including stock option plans, offered to employees of the Corporation. As of July 20, 2004, Mr. Squires beneficially owns 8,100 shares of our common stock and has current exercisable options to purchase 80,500 shares of our common stock.

EXPERTS

The consolidated financial statements of Norfolk Southern as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their audit report refers to the adoption of FASB Statement No. 143, "Accounting for Asset Retirement Obligations," and FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," effective January 1, 2003.

With respect to the unaudited consolidated interim financial information for the periods ended March 31, 2004 and 2003 and June 30, 2004 and 2003, incorporated by reference herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in Norfolk Southern's quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, and incorporated herein, state that they did not audit and they do not express an opinion on that consolidated interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated interim financial information because those reports are not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

Norfolk Southern is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, we file reports and other information with the SEC. Such reports and other information can be read and copies obtained at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports and information statements and other information regarding issuers that file electronically with the SEC, including Norfolk Southern.

We have filed with the SEC a registration statement on Form S-4 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to our offering of new notes. This prospectus does not contain all of the information in the Registration Statement. You will find additional information about us and the new notes in the Registration Statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the Registration Statement or otherwise filed with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates documents, including important business and financial information, by reference that are not part of this prospectus or delivered with this prospectus. This means that we are disclosing important information to you by referring you to those documents. You should be aware that information in a document incorporated by reference may have been modified or superseded by information that is included in other documents that were filed at a later date and which are also incorporated by reference or included in this prospectus.

Norfolk Southern has filed the following documents with the SEC and they are incorporated herein by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004 and June 30, 2004;

•	Current Reports on Form 8-K filed on February 4, 2004 and May 18, 2004;

•	Definitive Proxy Statement on Schedule 14A filed March 15, 2004; and

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2003.

All documents and reports filed by Norfolk Southern pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC after the date of this prospectus and before the termination of the offering of the new notes shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge, upon written or oral request, to each person to whom a copy of this prospectus is delivered, a copy of any of the documents of Norfolk Southern (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) incorporated by reference herein. You may request copies by writing or calling us at:

Three Commercial Place
Norfolk, Virginia 23510-2191
(757) 629-2680
Attention: Corporate Secretary

APPENDIX A

FORMULA TO DETERMINE THE TOTAL EXCHANGE PRICE

Definitions

YLD	The Exchange Offer Yield equals the sum of (x) the applicable reference United States Treasury yield (the "Reference Yield"), as calculated by the dealer manager in accordance with standard market practice, as of 2:00 p.m., New York City time, on the second business day prior to expiration, as reported on the Bloomberg Government Pricing Monitor or any recognized quotation source selected by the dealer manager in its sole discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous, plus (y) applicable fixed spread in basis points, expressed as a decimal number.
CPN	The contractual rate of interest payable on the old note expressed as a decimal number.
N	The number of semi-annual interest payments on the old note, based on the Maturity Date, from (but not including) the expected Settlement Date to (and including) the Maturity Date.
S	The number of days from and including the semi-annual interest payment date immediately preceding the expected Settlement Date up to, but not including, the expected Settlement Date. The number of days is computed using the 30/360 day-count method.
Early Participation Payment	Included in the Total Exchange Price is the Early Participation Payment, equal to $5.00 per $1,000 principal amount of a Note payable in cash.
N ∑ k=1

Summate. The term in the brackets to the right of the summation symbol is separately calculated "N" times (substituting for "k" in that term each whole number shown between 1 and N, inclusive), and the separate calculations are then added together.
exp	Exponentiate. The term to the left of "exp" is raised to the power indicated by the term to the right of "exp."
Total Exchange Price	The applicable price (including the Early Participation Payment) of a Note per $1,000 principal amount of a Note if notes are tendered at or prior to 5:00 p.m., New York City time, on the early participation date. The total exchange price is rounded to the nearest cent.
Principal Amount of New Notes	Principal Amount of New Notes is equal to the value of the Total Exchange Price less the Early Participation Payment.
TOTAL EXCHANGE PRICE	=	$1,000 + (1+YLD/2) exp (N-S/180)	N ∑ k=1	[	$1,000 (CPN/2) (1+YLD/2) exp (k-S/180)	]	— $1,000 (CPN/2)(S/180)

A-1

HYPOTHETICAL PRICING EXAMPLE

Set forth below is a hypothetical illustration of the Total Exchange Price of the Notes based on hypothetical data. It should, therefore, be used solely for the purpose of obtaining an understanding of the calculation of the Total Exchange Price as quoted at hypothetical rates and times and should not be used or relied upon for any other purpose.

7.35% Senior Subordinated Notes due May 15, 2007

Maturity Date		May 15, 2007
Reference Security		3.125% United States Treasury Note maturing May 15, 2007
Fixed Spread		0.35% (35 basis points)
Assumed Price Determination Date and Time		2:00 p.m., New York City time, on August 13, 2004
Assumed Settlement Date*		September 17, 2004
Assumed Reference Yield as of Assumed Price Determination Date and Time		2.744%
YLD	=	0.03094
CPN	=	0.0735
N	=	6
S	=	122
Total Exchange Price	=	$1,107.86
Early Participation Payment	=	$5.00
Principal Amount of New Notes	=	$1,102.86

*	Assumes closing without extension.

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Manually signed copies of the letter of transmittal will be accepted. The letter of transmittal and any other required documents should be sent or delivered by each noteholder or such noteholder's broker, dealer commercial bank or other nominee to the exchange agent at one of the addresses set forth below.

The Exchange Agent for the Exchange Offer is:

Global Bondholder Services Corporation
By Registered or Certified Mail:	By Hand and Overnight Courier:
65 Broadway-Suite 704 New York, New York 10006	65 Broadway-Suite 704 New York, New York 10006
By Facsimile (for eligible institutions only):	Confirm by Telephone:
(212) 430-3775	(212) 430-3774

The Information Agent for the Exchange Offer is:

Global Bondholder Services Corporation

65 Broadway-Suite 704
New York, New York 10006
Attention: Corporate Affairs

Banks and brokers: (212) 430-3774
Toll free: (866) 470-3800

Questions and requests for assistance related to the exchange offer or for additional copies of this prospectus and the letter of transmittal may be directed to the information agent at the telephone number and address listed below.

You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.

The Dealer Manager for the Exchange Offer is:

Merrill Lynch & Co.

4 World Financial Center
New York, New York 10080
Attention: Liability Management Group

(888) 654-8637 (toll free)
(212) 449-4914 (call collect)